Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$249	210	296	309	293
One-Third of Rents, Net of Income from Subleases	29	28	28	27	26
Preferred Stock Dividends	67	37	35	203	250

Total Fixed Charges	$345	275	359	539	569

Earnings:
Income Before Income Taxes	$2,028	2,598	2,210	1,831	940
Fixed Charges - Excluding Preferred Stock Dividends	278	238	324	336	319

Total Earnings	$2,306	2,836	2,534	2,167	1,259

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.68x	10.31x	7.06x	4.02x	2.21x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$451	412	512	661	885
One-Third of Rents, Net of Income from Subleases	29	28	28	27	26
Preferred Stock Dividends	67	37	35	203	250

Total Fixed Charges	$547	477	575	891	1,161

Earnings:

Income Before Income Taxes	$2,028	2,598	2,210	1,831	940
Fixed Charges - Excluding Preferred Stock Dividends	480	440	540	688	911

Total Earnings	$2,508	3,038	2,750	2,519	1,851

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.59x	6.37x	4.78x	2.83x	1.59x